SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                                  GENSIA, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  372450 10 6
                               -----------------
                                 (CUSIP Number)


                           William K. Hoskins, Esq.
                      General Counsel, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 31, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  Page 1 of 10

                           Exhibit Index is at Page 6

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  Applied for
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             3,397,061

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        3,397,061
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          3,397,061
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                      9.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Gensia, Inc. (the "Issuer"), is filed by HMR Pharma, Inc., a Delaware corporation ("Pharma"), solely to report the possible deemed acquisition of indirect beneficial ownership of securities of the Issuer by Pharma due to its acquisition of a majority beneficial ownership interest in Hoechst Marion Roussel, Inc. ("HMRI"), which owns securities of the Issuer with respect to which it has filed a Statement on Schedule 13G. The filing of this Statement on behalf of Pharma shall not be construed as an admission that Pharma is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are 3,397,061 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Gensia, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 11025 Roselle Street, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of HMR Pharma, Inc., a Delaware corporation ("Pharma"), a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Pharma is a holding company formed for the purpose of holding most of the U.S. pharmaceutical operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Pharma is recently organized and has not conducted any business. The principal place of business and principal office of Pharma is 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. Information as to the executive officers and directors of Pharma and Hoechst AG is set forth in Exhibits A and B hereto.

     Pharma beneficially owns approximately 98.2% of the outstanding common stock of HMRI. Pharma is filing this Schedule with respect to its deemed indirect beneficial ownership of the Shares, which are owned directly by HMRI. Information regarding HMRI's ownership of securities of the Issuer is set forth in HMRI's Statement on Schedule 13G dated February 11, 1992, as subsequently amended.

     (d) - (e) During the last five years, neither Pharma nor, to Pharma's knowledge, any of the persons listed in Exhibit A or B hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither Pharma nor, to Pharma's knowledge, any of the persons listed in Exhibit A or B hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     Pharma acquired beneficial ownership of approximately 98.2% of HMRI's outstanding capital stock from Hoechst Corporation, a Delaware corporation and also a wholly-owned subsidiary of Hoechst AG, in a reorganization among commonly-controlled subsidiaries of Hoechst AG culminating on December 31, 1996, which was unrelated to the Issuer. Pharma's beneficial ownership of securities of the Issuer is solely incidental to its ownership of HMRI securities acquired in such reorganization.

     Pharma currently has no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) HMRI beneficially owns 3,397,061 shares of the Issuer's Common Stock, representing approximately 9.2% of the Common Stock outstanding at September 30, 1996, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor Pharma, nor any executive officer or director of Hoechst AG, HMRI, or Pharma, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, Pharma, or HMRI. Pharma, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns approximately 98.2% of the outstanding stock of HMRI.

     (b)  HMRI has sole power to vote and to dispose of the Shares.
Neither Hoechst AG, Pharma, nor any executive officer or director of either HMRI, Pharma, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent that Hoechst AG, Pharma, or any such executive officer or director may be deemed to have any such power by reason of such person's relation-ship to or position with HMRI, Pharma, or Hoechst AG.

     (c) - (d) None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ---------------------------------------------------------------

     Except for Pharma's deemed beneficial ownership of securities of the Issuer as a result of its ownership of HMRI securities, there are no contracts, arrangements, understandings or relationships between or among Pharma and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

Exhibit A      Information concerning directors and executive officers of
               Pharma.

Exhibit B      Information concerning directors and executive officers of
               Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HMR PHARMA, INC.



Date:  January 9, 1997                  By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President
                                             and Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         -----------                                  --------

   99.A        Information concerning directors and executive       7
               officers of HMRI and Pharma

   99.B        Information concerning directors and executive       9
               officers of Hoechst AG